

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2022

Guy Adrian Robertson
Chief Executive Officer and Director
Fitell Corporation
23-25 Mangrove Lane
Taren Point, NSW 2229
Australia

> **Re: Fitell Corporation**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted September 16, 2022**
> **CIK No. 0001928581**

Dear Mr. Robertson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 16, 2022

Summary Risk Factors, page 6

1. We note your response to prior comment 1. Please include a bullet point to highlight the amount of your revenue from China and purchases of products manufactured in China which exposes you to risks inherent from your business in that country and expand the Risk Factors section to include a risk factor to highlight such risk.

Suppliers and Customers, page 50

2. Please update the disclosure at the bottom of page 50 to include a tabular summary of your online customer purchase data for the fiscal year ended June 30, 2022. Also, update

the disclosure on page 51 to include graph summaries for the fiscal year ended June 30, 2022 of: (1) the percentages of your customer type; and (2) percentage of your revenue by customer type.

You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Andrew Blume, Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark E. Crone, Esq.